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Exhibit 99.1

                        GIGAMEDIA ACQUIRES GRAND VIRTUAL


TAIPEI, Taiwan, April 12, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM, www.giga.net.tw), a diversified provider of broadband and entertainment services, announced today that it has acquired Grand Virtual, a privately held software developer and application service provider based in the Boston area, in an all-cash transaction valued at approximately US$32.5 million. The purchase was funded by existing working capital. Financial details were not disclosed.

Established in 1997, Grand Virtual develops software for online entertainment services, including online gaming and social networking. Grand Virtual, as an application service provider, also offers "turnkey" solutions for games of skill and chance, which it sells predominantly to online licensees in Europe and Asia.

Grand Virtual has approximately 40 employees and is based in Cambridge, Massachusetts. There are no plans to relocate the company.

GigaMedia believes that the Grand Virtual acquisition will be accretive to the Company's cash flows and earnings, and strengthens the Company's diversified entertainment product portfolio. GigaMedia expects that Grand Virtual's application software will provide the Company a secure, scalable technology platform that can be used to provide a range of entertainment services.

ABOUT GIGAMEDIA

GigaMedia Limited is a diversified provider of broadband and entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels and the ability to meet future market demands as technology drives new media and entertainment industry change.

GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com. GigaMedia also provides broadband services to corporate subscribers in Taiwan through its subsidiary Koos Broadband Telecom Limited. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities

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Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F/A filed with the United States Securities and Exchange Commission in August 2003.


CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 8770-7966 ext. 1107 brad.miller@gigamedia.com.tw